
October 4, 2012

Via E-mail
Glenda Dowie
President
APT Systems, Inc.
16904 76 Street
Edmonton, AB T5Z 3Z9
Canada

> **Re: APT Systems, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 24, 2012**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 25, 2012**
> **File No. 333-181597**

Dear Ms. Dowie:

We have reviewed your most recently amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 19, 2012.

Amendment No. 4 to Registration Statement on Form S-1

Cover Page

1.   Please move the disclosure regarding the receipt of offering proceeds that now appears on the Registration Statement facing page to the cover page of the prospectus, in accordance with the last part of prior comment 4.

Risk Factors

2.   We note your response to prior comment 7; however, you disclose throughout your prospectus that you have "not yet launched operations." Risk factor disclosure should address risks that have a reasonable possibility of occurrence. It is therefore unclear how you concluded that there is no reasonable possibility that you may be considered a shell company. In fact, because you have limited operations and only nominal assets, we continue to believe that you may be a shell company under Securities Act Rule 405. Please advise or revise in accordance with prior comment 7.

Use of Proceeds, page 12

3.   You state in your response to prior comment 10 that issuance and distribution expenses disclosed on page II-1 are included in the use of proceeds amounts. The Use of Proceeds should be disclosed on a net basis, after issuance and distribution expenses are paid. Please revise.

4.   Regarding your revision in response to prior comment 11, please note that where you may change the use of proceeds based on certain contingencies, such as increases in costs as you specify in the first risk factor starting at the bottom of page 11, Instruction 7 to Item 504 of Regulation S-K requires that you discuss how you will use the proceeds when those contingencies occur. Please revise to provide that disclosure in this section or in the relevant risk factor.

We are an "emerging growth company"…, page 6

5.   Regarding the risk factor on page 6 in response to prior comment 1, please revise the date in part (ii) of the first paragraph to conform to the language in section 2(a)(19)(B) of the Securities Act and section 3(a)(80)(B) of the Exchange Act. A company is an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under an effective registration statement.

6.   Please provide disclosure regarding the extent to which the exemption for emerging growth companies is available to you as a Smaller Reporting Company, in accordance with our prior comment 1.

Description of Business

Executive Summary, page 24

7.   Refer to the last sentence of the third paragraph. Please disclose the substance of your response to prior comment 16, including the lack of a formal agreement to provide funds and lack of recourse if management does not advance money as agreed.

Competition, competitive position in the industry and methods of competition, page 25

8.   Regarding your response to prior comment 19, please note that hyperlinked information such as the websites in your revised disclosure must be filed as part of your prospectus and is subject to Section 11 liability under the Securities Act. Please refer to Release No. 33-7856 footnote 41 and revise your disclosure or file the hyperlinked information. In addition, as it appears that you are relying on the information that you hyperlinked, provide us a copy of each source with markings to highlight the section containing the material on which you rely, in accordance with the second sentence in our comment.

Sources and availability of raw materials and the names of principal suppliers, page 26

9.   We note your response to prior comment 21; however, it is unclear under what authority Mr. Gagnon signed the registration statement. Please advise. In addition, file the amended Employment Agreement reflecting the revised terms that you specify in your response.

Government and Industry Regulation, page 26

10.   Please identify the regulations that specifically apply to your business, in accordance with prior comment 22.

Indemnification, page 31

11.   Regarding your revision in response to prior comment 31, please expand to disclose the indemnification that is provided to selling shareholders, as indicated by your statement "[e]xcept as provided for indemnification of selling stockholders."

Part II. Information Not Required in Prospectus

Signatures, page II-4

12.   In accordance with our prior comment 33, please revise the signature page so that directors sign in their capacity as directors and not on behalf of the registrant. Refer to the Signatures portion of Form S-1 instruction (1).

Item 16. Exhibits

Exhibit 5.1

13.   Please note that because the shares that you are registering will be sold by the company and by selling shareholders, your opinion must comply with the requirements of both II.B.1.a and II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011). Your amended opinion no longer opines on the shares that the company will issue. Please file a revised opinion.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Kenneth Bart, Esq.
        Bart and Associates LLC